

July 28, 2011

VIA E-Mail
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
27001 Agoura Road
Calabasas, CA 91301

> **Re: PennyMac Mortgage Investment Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 7, 2011**
> **File No. 001-34416**

Dear Ms. Anne D. McCallion:

We have reviewed your response letter dated July 21, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Net Investment Income, pages 57 – 59

1.   We have reviewed your response to comments 3 and 4 and the corresponding proposed revisions to future filings.   In future filings, with regards to your tabular presentation of key factors influencing valuation changes, please provide an additional level of detail to enable a reader to understand inputs used by management on assets with similar characteristics instead of providing one range for MBS and mortgage loans in the aggregate. In addition, discuss in greater detail the factors that contributed to the change and why these factors support the corresponding change in key inputs.

2.   We have considered your response to comment 6 and remain unclear how a reader could assess the effectiveness of your strategy over the entire holding period of the loan when it does not take into account cash outflows beyond the original cash outlay upon acquisition of the loan.   To the extent you plan to include this measure in future filings, you should provide a balanced presentation that quantifies the expenses or cash outflows along with cash inflows associated with the settled loans.

Liquidity and Capital Resources, page 65

3.   We note your response to comment 11 from our letter dated July 7, 2011, including your proposed disclosure. In future Exchange Act periodic reports please provide more detailed disclosure regarding your agreements where a margin call may result from any decline in the market value of the assets, including any applicable haircut provisions, as well as your agreements where you may agree with the lender upon certain thresholds (and disclose such thresholds, if applicable and material).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Angela McHale at (202) 551-3402 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant